UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Extraordinary General Meeting

I-Mab (the “Company”) will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) on October 24, 2025 beginning at 10:00 a.m. (local time) at the offices of Kirkland & Ellis LLP, the Company’s U.S. legal counsel, located at 1301 Pennsylvania Avenue, N.W., Washington, DC 20004.

Materials made available in connection with the Meeting are available on the Company's website at www.i-mabbiopharma.com. The information contained in, or that can be accessed through, the Company’s website is not a part of this filing.

Incorporation by Reference

The following documents regarding the Meeting, each of which are attached as an exhibit hereto, are incorporated by reference herein. The information and exhibits set forth in this Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842 and File No. 333-290195) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Proxy Statement

99.2	Notice of Extraordinary General Meeting

99.3	Form of Proxy

99.4	Voting Card and Instructions for ADS Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: September 24, 2025